Exhibit 99.2
April 21, 2008
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)

	Three months ended
	March 31
(millions of Canadian dollars, except per unit amounts)	2008	2007

Revenues	$332.0	$350.5

Expenses
Cost of product sold	159.7	130.0
Transportation	128.6	107.4
Selling, general and administration	9.6	5.7
Depreciation and depletion	14.6	12.1

	312.5	255.2

Income from operations	19.5	95.3

Other expense
Interest expense	(4.4)	(5.0)
Other items, net (note 4)	(11.6)	(0.8)

Income before taxes	3.5	89.5

Income tax expense (note 5)	3.0	12.7

Net income from continuing operations	0.5	76.8

Income from discontinued operation — NYCO (note 13)	—	0.2

Net income	$0.5	$77.0

Other comprehensive income (note 12)	—	3.8

Comprehensive income	$0.5	$80.8

Weighted average number of units outstanding (millions) (note 11)
Basic	148.6	147.0
Diluted	148.6	147.1

Basic and diluted amounts per unit
Net income from continuing operations	$—	$0.52
Net income from discontinued operation — NYCO	$—	$—

Net income	$—	$0.52

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)

	Three months ended
	March 31
(millions of Canadian dollars)	2008	2007

Balance — beginning of period	$2,005.9	$1,672.6

Net income	0.5	77.0

Balance — end of period	$2,006.4	$1,749.6

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements

April 21, 2008
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended
	March 31
(millions of Canadian dollars)	2008	2007

Operating activities
Net income from continuing operations	$0.5	$76.8
Items not using (providing) cash:
Depreciation and depletion	14.6	12.1
Loss on disposal of capital assets	—	0.1
Provision for asset retirement obligations, net	0.4	0.9
Decrease (increase) in unrealized gain on foreign exchange forward contracts	39.5	(7.1)
Unrealized foreign exchange loss (gain) on long-term debt	11.2	(3.1)
Future income tax expense (reversal)	(1.0)	0.9
Other items, net	1.8	0.4
Non-controlling interest	(0.1)	1.0
Operating cash flow from discontinued operation — NYCO (note 13)	—	(0.8)

	66.9	81.2

Increase in non-cash working capital	(23.8)	(8.0)

Cash from operating activities	43.1	73.2

Investing activities
Additions to capital assets	(26.2)	(6.2)
Proceeds on disposal of capital assets	—	0.5
Other investing activities, net	(0.1)	(0.1)
Investing cash flow from discontinued operation — NYCO (note 13)	—	(0.1)

Cash used in investing activities	(26.3)	(5.9)

Financing activities
Distributions paid	(78.8)	(139.7)
Proceeds from distribution reinvestment plan (note 11)	13.5	—
Other financing activities, net	(0.4)	(1.3)

Cash used in financing activities	(65.7)	(141.0)

Decrease in cash and cash equivalents	(48.9)	(73.7)

Cash and cash equivalents — beginning of period	151.5	144.6

Cash and cash equivalents — end of period	$102.6	$70.9

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.
Fording Canadian Coal Trust

April 21, 2008
CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31	December 31
(millions of Canadian dollars)	2008	2007

Assets

Current assets
Cash and cash equivalents	$102.6	$151.5
Accounts receivable	95.8	72.4
Fair value of foreign exchange forward contracts	—	38.7
Inventory	142.4	134.0
Prepaid expenses	3.1	4.9

	343.9	401.5

Capital assets	666.8	652.8

Goodwill	12.9	12.9

Other assets	19.1	19.6

	$1,042.7	$1,086.8

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$125.7	$111.5
Fair value of foreign exchange forward contracts	0.8	—
Income taxes payable	11.0	18.3
Distributions payable	74.3	78.6
Current portion of long-term debt	1.7	1.6

	213.5	210.0

Long-term debt (note 6)	291.8	280.9

Other long-term liabilities (note 7)	160.0	157.2

Future income taxes (note 5)	125.9	126.9

	791.2	775.0

Commitments and contingencies (note 8)

Unitholders’ equity (note 11)

Trust units	412.8	399.3
Accumulated earnings	2,006.4	2,005.9
Accumulated cash distributions	(2,167.7)	(2,093.4)
Accumulated other comprehensive income (note 12)	—	—

	251.5	311.8

	$1,042.7	$1,086.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

1. STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS
Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. The Trust previously held a 100% interest in NYCO, which was sold in June 2007 and is accounted for as a discontinued operation in the consolidated financial statements. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.
Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.
These consolidated financial statements should be read in conjunction with the Trust’s 2007 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.
The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2007.
2. SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2007, except as discussed in note 3. Certain of the comparative figures have been reclassified to conform to the current year presentation.
3. CHANGES IN ACCOUNTING POLICIES
Inventories
The Trust adopted CICA Handbook Section 3031, Inventories, effective January 1, 2008. Section 3031 provides new guidelines for accounting for inventories. The adoption of Section 3031 did not have a material impact on the consolidated financial statements of the Trust.
Financial instruments
The Trust adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures, and 3863, Financial Instruments — Presentation, effective January 1, 2008. Additional quantitative and qualitative information regarding the Trust’s financial instruments and the associated risks is provided in note 9.
Capital disclosures
The Trust adopted CICA Handbook Section 1535, Capital Disclosures, effective January 1, 2008. This section requires the Trust to disclose its objectives and requirements for managing its capital. This new disclosure is provided in note 10.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

4. OTHER ITEMS, NET

	Three months ended
	March 31
(millions of Canadian dollars)	2008	2007

Interest and investment income	$1.2	$1.2
Foreign exchange gains (losses) from financial instruments:
Foreign exchange gain (loss) on revaluation of U.S. dollar-denominated accounts receivable	3.7	(1.0)
Unrealized foreign exchange gain (loss) on revaluation of U.S. dollar-denominated long-term debt	(11.2)	3.1
Realized gain (loss) on foreign exchange forward contracts	34.8	(9.7)
Increase (decrease) in unrealized gains on foreign exchange forward contracts	(39.5)	7.1
Non-controlling interest	(0.1)	(1.0)
Other	(0.5)	(0.5)

	$(11.6)	$(0.8)

5. INCOME TAXES
Income tax expense is made up of the following components:

	Three months ended
	March 31
(millions of Canadian dollars)	2008	2007

Current income tax expense:
Canadian corporate income taxes	$0.7	$0.2
Provincial mineral taxes and Crown royalties	3.3	11.6

	4.0	11.8

Future income tax expense (reversal):
Canadian corporate income taxes	(2.6)	—
Provincial mineral taxes and Crown royalties	1.6	0.9

	(1.0)	0.9

Total income tax expense	$3.0	$12.7

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

	Three months ended
	March 31
(millions of Canadian dollars)	2008	2007

Expected income tax expense at Canadian statutory tax rate of 39% (2007 - 39%)	$1.4	$34.9

Increase (decrease) in taxes resulting from:
Allocation of net income to unitholders	(1.4)	(34.9)
Provincial mineral taxes and Crown royalties	4.9	12.5
Future Canadian corporate income taxes recognized as a result of the taxation change	(2.6)	—
Other	0.7	0.2

Income tax expense	$3.0	$12.7

The temporary differences comprising the future income tax assets and liabilities are as follows:

	March 31	December 31
(millions of Canadian dollars)	2008	2007

Future income tax assets:
Asset retirement obligations	$49.6	$48.2
Other	15.3	12.6

	64.9	60.8

Future income tax liabilities:
Capital assets carrying value in excess of tax basis	190.8	187.7

Net future income tax liabilities	$125.9	$126.9

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

6. LONG-TERM DEBT AND BANKING FACILITIES

	March 31	December 31
(millions of Canadian dollars)	2008	2007

Long-term debt
Five-year bank credit facilities:
US$283.0 million in LIBOR rate loans with an average interest rate of 4.8% (2007 - 5.5%)	$290.9	$279.6

Other debt
Equipment financing due 2009 bearing interest at 5.1%	1.3	1.4
Capital lease obligations expiring in 2011 with interest rates varying from 5.3% to 5.5%	1.3	1.5

	293.5	282.5

Less current portion	(1.7)	(1.6)

	$291.8	$280.9

The Trust and Elk Valley Coal together have a five-year revolving bank credit facility with a syndicate of banks that will mature on February 11, 2012. The banks have committed up to $400.0 million to the Trust and up to $200.0 million to Elk Valley Coal, of which the Trust’s share is $120.0 million.
At March 31, 2008, the Trust’s share of other uses of the bank credit facility in the form of issued and outstanding letters of credit and guarantees was $35.3 million. The Trust’s share of unused bank facilities at March 31, 2008 was $193.8 million.
In addition to the bank credit facility, Elk Valley Coal has a separate unsecured credit line for the purpose of issuing letters of credit. At March 31, 2008, the Trust’s share of letters of credit issued and outstanding under this credit line was $11 million.
7. OTHER LONG-TERM LIABILITIES

	March 31	December 31
(millions of Canadian dollars)	2008	2007

Asset retirement obligations	$121.9	$119.9
Pension and other post-retirement benefits	30.1	29.0
Non-controlling interest	6.1	6.4
Other, net	1.9	1.9

	$160.0	$157.2

Pension and other post-retirement benefits
Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the first quarter of 2008 was $4.9 million (2007 — $5.1 million).
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

8. COMMITMENTS AND CONTINGENCIES
Neptune Terminals guarantee
By virtue of its 46% ownership interest in Neptune Bulk Terminal (Canada) Ltd. (Neptune Terminals), Elk Valley Coal is contingently obligated for its share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these contingent obligations was $16.4 million as at March 31, 2008.
Foreign exchange forward contracts
At March 31, 2008, the Trust had outstanding foreign exchange forward contracts totalling US$195.0 million at an average contracted exchange rate of US$0.97. All of the contracts mature prior to March 31, 2009. As of March 31, 2008, the fair value of the outstanding contracts was an unrealized loss of $0.8 million, which is recorded as a current liability in the consolidated balance sheet.
9. ACCOUNTING FOR FINANCIAL INSTRUMENTS
The Trust’s financial instruments include cash and cash equivalents, accounts receivable and payable, derivative financial instruments, distributions payable, and long-term debt. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and distributions payable recorded on the consolidated balance sheet are reasonable estimates of their fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of the Trust’s long-term debt approximates fair value due to the floating interest rate on the debt.
Cash and cash equivalents are classified as held-to-maturity and are recorded at amortized cost on the consolidated balance sheet. Accounts receivable are classified as loans and receivables and are also recorded at amortized cost.
Derivative financial instruments, which consist of foreign exchange forward contracts, are classified as held-for-trading and are recorded at fair value on the consolidated balance sheet. Fair value is measured using the quoted market rate for forward contracts of a similar maturity date.
Accounts payable, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost. The Trust’s principal financial liability is its long-term debt and substantially all of the interest expense reported in the consolidated statements of income and comprehensive income is associated with this long-term debt.
Gains or losses and fees associated with all financial instruments are included in Other items, net in the consolidated statements of income and comprehensive income.
Financial instruments risk exposure and management
The Trust is exposed to various risks associated with its financial instruments. These risks are categorized as credit risk, liquidity risk and market risk.
Credit risk
The Trust is exposed to credit losses in the event of non-payment of accounts receivable by Elk Valley Coal’s customers. However, Elk Valley Coal normally sells to large, well established customers of high credit quality. In addition, Elk Valley Coal obtains, to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit as security for all accounts receivable. The export trade credit insurance is provided by a Canadian Crown corporation and the likelihood of default by the insurance provider is considered by Elk Valley Coal to be remote. For confirmed irrevocable letters of credit, Elk Valley Coal requires that they be issued by a major international bank of high credit quality.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

The maximum credit risk that the Trust is exposed to by way of its accounts receivable is equal to the carrying amount of $95.8 million at March 31, 2008. The Trust believes that it has no significant concentrations of credit risk related to its accounts receivable.
The Trust is also exposed to credit risk associated with the performance of counterparties to its foreign exchange forward contracts. This risk is mitigated by entering into contracts with several different financial institutions that are of high credit quality. The Trust believes that it has no significant concentrations of credit risk related to its foreign exchange forward contracts.
As of March 31, 2008 there are no financial assets that the Trust deems to be impaired or that are past due according to their terms and conditions.
Liquidity risk
Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with its financial liabilities. The table below summarizes the future undiscounted cash flow requirements for financial liabilities at March 31, 2008:

	less than	less than	less than
(millions of Canadian dollars)	1 month	1 year	5 years	Total

Accounts payable and accrued liabilities	$125.7	$—	$—	$125.7
Distributions payable	74.3	—	—	74.3
Long-term debt	—	1.7	291.8	293.5

	$200.0	$1.7	$291.8	$493.5

For a description of how the Trust manages its liquidity to ensure it can meet its short and long-term obligations, please refer to the Liquidity and Capital Resources section of the Trust’s 2007 Management’s Discussion and Analysis dated March 14, 2008 and the Management’s Discussion and Analysis for the first quarter of 2008 included in this earnings report.
Market risk
The significant market risk exposures affecting the financial instruments held by the Trust are those related to foreign currency exchange rates and interest rates which are explained as follows:
Foreign currency exchange rates
The Trust’s U.S. dollar-denominated accounts receivable, foreign exchange forward contracts and long-term debt are exposed to foreign currency exchange rate risk because the value of these financial instruments will fluctuate with changes in the U.S./Canadian dollar exchange rate. For each US$0.01 decrease in the U.S./Canadian dollar exchange rate (i.e. the U.S. dollar strengthening against the Canadian dollar), the net value of the Trust’s financial instruments outstanding as of March 31, 2008 would decrease by approximately $5 million, which would be charged to net income.
Interest rates
The Trust is exposed to interest rate risk on its long-term debt and, to a minor extent, on its interest bearing investments in cash and cash equivalents. The Trust’s long-term debt bears a floating interest rate that is derived from the London Interbank Offered Rate (LIBOR). A 1% (i.e. 100 basis point) increase in LIBOR would cause interest expense to increase by approximately $3 million per annum based on the balance of long-term debt outstanding as at March 31, 2008.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

10. CAPITAL DISCLOSURES
The capital structure of the Trust consists of long-term debt and unitholders’ equity, which is comprised of issued units and accumulated earnings, less accumulated cash distributions.
Due to the nature of the Trust and its formation, including the requirement under the Declaration of Trust to pay annual distributions in an amount sufficient to ensure the Trust is not liable for current corporate income taxes, the amount of unitholders’ equity tends to be relatively low. In addition, the Trust’s investment in a cyclical resource business results in volatility in its net income and cash flows. As a result of these factors, the Trust’s borrowing capacity is determined based on its earnings and cash flows as opposed to traditional debt-to-equity ratios. The Trust’s objective is to maintain debt levels relative to its earnings and cash flows such that the debt could be considered equivalent to investment-grade.
A distribution reinvestment plan was implemented during 2007 that has the effect of increasing units outstanding over time as additional units are issued each quarter in lieu of cash distributions. For the first quarter 2008 distribution to be paid in April 2008, unitholders representing approximately 19% of the Trust’s outstanding units elected to participate in the distribution reinvestment plan.
Under the syndicated bank credit facility, the Trust is required to comply with certain ratios of debt to earnings before interest, taxes, depreciation, depletion and amortization (EBITDA) and EBIDTA to interest expense. To date, the Trust has complied with these externally imposed capital requirements.
The Trust will become subject to Canadian corporate income taxes beginning in 2011. This may result in changes to the capital structure of the Trust or the nature of the Trust itself.
11. UNITHOLDERS’ EQUITY
Units issued and outstanding

	Three months ended
	March 31, 2008
(in millions of units and Canadian dollars)	Units	Amount

Balance, beginning of period	148.3	$399.3
Units issued under distribution reinvestment plan	0.4	13.5

Balance, end of period	148.7	$412.8

At March 31, 2008, there were approximately 18,600 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $3.94 per unit and the remaining weighted average contractual life is 2.2 years.
Accumulated distributions to unitholders

	Three months ended
	March 31
(millions of Canadian dollars)	2008	2007

Opening accumulated cash distributions	$2,093.4	$1,734.6
Distributions declared and payable	74.3	95.6

Closing accumulated cash distributions	$2,167.7	$1,830.2

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

Earnings per unit
For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. For the quarter ended March 31, 2008, the average number of units outstanding for purposes of calculating both basic and diluted earnings per unit was 148.6 million units.
Distribution reinvestment plan
Approximately 380,000 units were issued under the distribution reinvestment plan during the quarter ended March 31, 2008 in lieu of cash distributions of $13.5 million. In addition, approximately 0.2 million units were issued in April 2008 in lieu of cash distributions of $13.9 million.
In 2007, distribution payments were reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan. Effective January 1, 2008, the proceeds from the distribution reinvestment plan are shown as a separate cash inflow in the consolidated statements of cash flows. The distribution reinvestment plan was established in the first quarter of 2007 and proceeds were first received by the Trust during the second quarter of 2007.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income is made up of the following components:

	Three months ended
	March 31
(millions of Canadian dollars)	2008	2007

Accumulated other comprehensive income, beginning of period:
Foreign currency translation account balance	$—	$4.5
Other comprehensive income (loss):
Settlement of foreign exchange forward contracts outstanding on January 1, 2007	—	4.5
Foreign currency translation adjustments related to NYCO	—	(0.7)

	—	3.8

Accumulated other comprehensive income, end of period	$—	$8.3

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	April 21, 2008

13. DISCONTINUED OPERATION — NYCO
The sale of NYCO was completed in June 2007. For accounting purposes, NYCO is classified as a discontinued operation.
Income from discontinued operation for the three months ended March 31, 2007 was as follows:

(millions of Canadian dollars)

Revenues	$11.6
Cost of product sold	(8.2)
Transportation	(2.1)
Selling, general and administration	0.3
Depreciation and depletion	(1.0)

Income from operations	0.6
Income tax expense	(0.4)

Income from discontinued operation	$0.2

14. SUBSEQUENT EVENT
Subsequent to March 31, 2008, the Trust entered into US$601 million of foreign exchange forward contracts at an average contracted exchange rate of US$0.99. All of the contracts mature prior to March 31, 2009.
Fording Canadian Coal Trust